UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Frontier Communications Corporation
----------------------------------------------------------------
(Exact name of Issuer as specified in its charter)

Delaware	06-0619596
(State of incorporation or organization)	(IRS Employer Identification No.)

3 High Ridge Park, Stamford, Connecticut	06905
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.25 per share                                                                                                        The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: _______________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

__________________________________________________________________________________________________________________________________________
(Title of class)

__________________________________________________________________________________________________________________________________________
(Title of class)

 Item 1.     Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed by Frontier Communications Corporation (“Frontier”) in connection with its listing of its common stock, par value $0.25 per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on the NASDAQ Global Select Market commencing on December 16, 2011.  Frontier is voluntarily delisting its common stock from the New York Stock Exchange effective as of the close of business on December 15, 2011.

General

The following describes the material terms of Frontier’s restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and by-laws, as amended (the “By-laws”), but it does not purport to describe all of the terms thereof.  This summary is qualified in its entirety by the General Corporation Law of the State of Delaware (the “DGCL”).

Under the Certificate of Incorporation, the total authorized capital stock of Frontier consists of 50,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), and 1,750,000,000 shares of common stock, par value $0.25 per share (the “Common Stock”).

Common Stock

Dividends

Holders of shares of Common Stock are entitled to receive dividends and other distributions in cash, stock or property of Frontier as may be declared by its board of directors (the “Board”) from time to time at its sole discretion out of Frontier’s assets or funds legally available for dividends or other distributions.  Dividends on Common Stock are not cumulative.  Consequently, if dividends on Common Stock are not declared at the targeted level or other level, Frontier stockholders are not entitled to receive such payments in the future.

Rights upon Liquidation

In the event of Frontier’s voluntary or involuntary liquidation, dissolution or winding up, holders of shares of Common Stock will be entitled to share in its assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding Preferred Stock.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Except as otherwise required by the DGCL and the Certificate of Incorporation and By-laws, action requiring stockholder approval may be taken by a vote of the holders of a majority of the Common Stock at a meeting at which a quorum is present.

Other Rights

Holders of Common Stock do not have preemptive rights.  Holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that Frontier may designate and issue in the future.

Preferred Stock

The Certificate of Incorporation provides that Frontier may issue up to 50,000,000 shares of Preferred Stock in one or more series as may be determined by the Board.

The Board has broad discretionary authority with respect to the rights of issued series of Preferred Stock and may take several actions without any vote or action of the holders of Common Stock, including:

•	determining the number of shares to be included in each series;

•
fixing the designation, powers, preferences and relative, participating, optional, conversion and other rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series; and

•	increasing or decreasing the number of shares of any series.

The Board may authorize, without approval of holders of Common Stock, the issuance of Preferred Stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of Common Stock.  For example, Preferred Stock may rank prior to Common Stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

Preferred Stock could be issued quickly with terms designed to discourage, delay or prevent a change in the control of Frontier or to make the removal of Frontier management more difficult, including a tender offer or other transaction that some, or a majority, of Frontier common stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then best current market price.  This could have the effect of discouraging third-party bids for Common Stock or may otherwise adversely affect the market price of Common Stock.

Frontier believes that the ability of the Board to issue one or more series of Preferred Stock provides Frontier with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise.  The authorized shares of Preferred Stock, as well as shares of Common Stock, are available for issuance without action by holders of Common Stock, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Frontier’s securities may be listed or traded.

As further detailed below under “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and Frontier’s Certificate of Incorporation, By-Laws and Rights Plan,” the Board has also adopted a stockholder rights plan (the “Rights Plan”) and in connection therewith declared a dividend of one preferred stock purchase right for each outstanding share of Frontier common stock to stockholders of record at the close of business on March 6, 2002.  Each share issued after that date is also issued with a preferred stock purchase right.  In the event that this purchase right is exercised, each record stockholder would be entitled to purchase from Frontier a unit consisting of one one-thousandth of a share of Series A Participating Preferred Stock at a purchase price of $47 per unit, subject to adjustment. The exercise of this right could impede the completion of a merger, tender offer or other takeover attempt of Frontier.

Rights of Appraisal

Under the DGCL, stockholders have the right to dissent from any plan of merger or consolidation to which the corporation is a party and to demand payment for the fair value of their shares.  However, unless a corporation’s certificate of incorporation otherwise provides, the DGCL states that stockholders do not have a right to dissent from any plan of merger or consolidation with respect to shares:

•	listed on a national securities exchange or held of record by more than 2,000 holders; or

•
for which, pursuant to the plan of merger or consolidation, stockholders will receive (1) shares or depositary receipts of another corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, (2) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (3) cash for fractional shares or (4) any combination of (1) – (3).  In addition, the DGCL provides that, unless the corporation’s certificate of incorporation provides otherwise, stockholders of a surviving corporation do not have the right to dissent from a plan of merger if the merger did not require for its approval the vote of the stockholders.

The Certificate of Incorporation and By-laws do not contain any provisions relating to appraisal rights.

Board of Directors

The By-laws provide that the total number of Frontier directors will be not less than seven and not more than 15, as determined by the Board from time to time.

All directors are elected at each annual meeting of stockholders to serve until the next annual meeting. The Certificate of Incorporation provides that directors need not be elected by ballot, unless voting by ballot is requested by the holders of 10% or more of the shares of stock represented at the meeting of stockholders at which the directors are to be elected.  The Certificate of Incorporation does not provide for cumulative voting in the election of directors.  The By-laws provide that vacancies on the Board may be filled by appointment made by a majority vote of the directors then in office, except for vacancies resulting from the removal of directors by stockholders.

Nominations of persons for election to the Board may be made at a regular or special meeting of stockholders by or at the direction of the Board or its Nominating and Corporate Governance Committee or by any stockholder entitled to vote in such meeting who provides timely notice to Frontier’s secretary.

Directors are elected at a stockholders’ meeting by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

Any directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, subject to certain limitations.

The Board may hold regular meetings without notice according to a resolution of the Board.  Special meetings may be held at any time upon the call of two directors, the Chairman of the Board or the Chief Executive Officer of Frontier (the “CEO”).  A majority of the total number of directors will constitute a quorum, and directors present at any meeting at which a quorum is present may act by majority vote.

Stockholders

The By-laws provide that an annual meeting of stockholders for the purpose of electing directors and of transacting any other business as may properly come before it will be held each year.  A stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to Frontier’s secretary in accordance with the By-laws.

Under the DGCL, a special meeting of the stockholders may be called by the board of directors of the corporation or by any other person authorized to do so by the corporation’s certificate of incorporation or by-laws.  Under the By-laws, a special meeting of the stockholders may be called by the Chairman of the Board or the CEO and must be called on the request in writing or by vote of a majority of the Board or on request in writing of stockholders of record owning 50% of the capital stock outstanding and entitled to vote.

The DGCL provides that written notice of the time, place and purpose or purposes of meetings of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting.  The By-laws provide that the holders of a majority of the stock outstanding and entitled to vote shall constitute a quorum.

Amendment of the Certificate of Incorporation

Under the DGCL, a proposed amendment to a corporation’s certificate of incorporation requires approval by its board of directors and adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment.  The Certificate of Incorporation provides that it may be amended in any manner prescribed by law.

Amendment of the By-laws

Under the Certificate of Incorporation, the Board is expressly authorized to amend, alter, change or repeal the By-laws.  The stockholders also have the ability to change or repeal the By-laws by a majority vote of the stockholders present and represented at any annual meeting or at any special meeting called for such purpose.

Listing

Shares of Frontier Common Stock had traded on the trade on the New York Stock Exchange (“NYSE”) under the ticker symbol “FTR.”  The Company requested voluntary de-listing from the NYSE, which became effective on December 15, 2011.  Trading of the Common Stock on the NYSE ceased at the close of the market on December 15, 2011, and the Common Stock will be listed on the NASDAQ Global Select Market beginning on December 16, 2011 under the existing trading symbol “FTR.”

Transfer Agent and Registrar

The transfer agent and registrar for Common Stock is the Computershare Trust Company, N.A.

Certain Anti-Takeover Effects of Various Provisions of Delaware Law and Frontier’s Certificate of Incorporation, By-laws and Rights Plan

Provisions of the DGCL and the Certificate of Incorporation, By-laws and Rights Plan contain provisions that may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute

Frontier is subject to Section 203 of the DGCL.  Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•	the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by the Board prior to the time the interested stockholder attained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or after the time a person became an interested stockholder, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.  Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock.  These restrictions could prohibit or delay the mergers or other takeover or change in control attempts with respect to Frontier and, therefore, may discourage attempts to acquire Frontier.

In addition, provisions of the Certificate of Incorporation and By-laws and the DGCL, which are summarized in the following paragraphs, may have an anti-takeover effect.

Quorum Requirements; Removal of Directors

The By-laws provide that the holders of a majority of the stock outstanding and entitled to vote shall constitute a quorum.

Neither the Certificate of Incorporation nor the By-laws contain any express provisions with respect to the removal of directors; however, the DGCL provides that directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, subject to certain limitations.

No Cumulative Voting

The DGCL provides that stockholders’ votes may not be cumulative with respect to the election of directors unless a corporation’s certificate of incorporation expressly provides otherwise.  The Certificate of Incorporation does not expressly address cumulative voting.

Calling of Special Meeting of Stockholders

The By-laws provide that special meetings of Frontier stockholders may be called by the Chairman of the Board or the CEO and must be called on the request in writing or by vote of a majority of the Board or on request in writing of stockholders of record owning 50% of the capital stock outstanding and entitled to vote.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The DGCL provides that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting.  The By-laws further provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting:

•	through the notice of meeting;

•	by the Board; or

•	by a stockholder of record entitled to vote at such meeting.

The By-laws require a stockholder who intends to bring matters before or to nominate candidates for election as directors at an annual meeting to provide advance notice of such intended action not less than 90 days or more than 120 days prior to the date of the proxy statement relating to the prior year’s annual meeting of stockholders.  The By-laws also specify requirements as to the form and content of a stockholder’s notice.  The notice must contain, among other things, a brief description of the business desired to be brought before the meeting and must identify any personal or other material interest of the stockholder in such proposed business.  The person presiding at the meeting will have the discretion to determine whether any item of business proposed by a stockholder was properly brought before such meeting.  These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.  Stockholder nominations for the election of directors at a special meeting must be received by Frontier’s corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held and not more than 120 days prior to such meeting.

Limitations on Liability and Indemnification of Officers and Directors

Under the DGCL, a corporation may indemnify any director, officer, employee or agent of the corporation against liabilities and expenses actually and reasonably incurred by such person in connection with any proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

The Certificate of Incorporation provides that a director will not be personally liable to Frontier or to its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of the directors’ duty of loyalty to Frontier or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for acts relating to the unlawful payment of a dividend or an unlawful stock purchase or redemption; or

•	for any transaction from which the director derived an improper personal benefit.

The By-laws provide that, to the fullest extent permitted under the DGCL, Frontier will indemnify any person who was or is involved or was or is threatened to be made involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Frontier or is or was serving at the request of Frontier as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, liability and loss actually and reasonably incurred by him or her in connection with such proceeding.  The by-laws provide further that the right to indemnification includes the right to receive payment of all reasonable expenses incurred by the indemnified person in connection with such proceeding in advance of the final disposition of the proceeding.

The limitation of liability and indemnification provisions in the by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Frontier and its stockholders.  In addition, a stockholder’s investment may be adversely affected to the extent that, in a class action or direct suit, Frontier pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but Unissued Shares

Frontier’s authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without the approval of Frontier stockholders.  Frontier may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of Frontier by means of a proxy contest, tender offer, merger or otherwise.

No Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.  The Certificate of Incorporation does not require a greater percentage of shares to amend any provision of the Certificate of Incorporation and provides that it may be amended in any manner prescribed by law.

The Certificate of Incorporation grants the Board the authority to amend and repeal the By-laws without a stockholder vote.  However, such authority of the Board is subject to the power of the stockholders to change or repeal any By-laws by a majority vote of the stockholders present and represented at any annual meeting or at any special meeting called for such purpose.

Stockholder Rights Plan

The Board adopted the Rights Plan on March 6, 2002.  In connection therewith, on the same date, Frontier declared a dividend of one preferred stock purchase right, referred to as a right, for each outstanding share of Common Stock to stockholders of record at the close of business on March 6, 2002.  Each share of Common Stock issued after that date is also issued with a right.  Each right entitles the registered holder to purchase from Frontier a unit consisting of one one-thousandth of a share of Series A Participating Preferred Stock at a purchase price of $47 per unit, subject to adjustment.

The rights are not exercisable until the earliest of:

•
ten business days following a public announcement that a person or group, subject to certain exceptions, has acquired 15% or more of the outstanding shares of Frontier Common Stock (thereby becoming an “acquiring person” under the stockholder rights plan);

•	ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person; and

•	a merger or other business combination transaction involving Frontier.

The rights expire at 5:00 p.m. (New York City time) on March 6, 2012, unless earlier redeemed, exchanged, extended or terminated by Frontier.

The Rights Plan might impede the completion of a merger, tender offer or other takeover attempt of Frontier.

Item 2.   Exhibits.

3.1	Restated Certificate of Incorporation (filed as Exhibit 3.200.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).*

3.2
Certificate of Amendment of Restated Certificate of Incorporation, effective July 31, 2008 (filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008).*

3.3	Certificate of Amendment of Restated Certificate of Incorporation, effective June 28, 2010 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed July 1,2010).*

3.4	By-laws, as amended February 6, 2009 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 6, 2009).*

4.1
Rights Agreement, dated as of March 6, 2002, between the Company and Mellon Investor Services, LLC, as Rights Agent (filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A filed on March 22, 2002).*

4.2
Amendment No. 1 to Rights Agreement, dated as of January 16, 2003, between the Company and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 1.1 to the Company's Registration Statement on Form 8-A/A, dated January 16, 2003).*

4.3	Amendment No. 2 to Rights Agreement, dated as of May 12, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 4.1 to the May 15, 2009 8-K).*

_______________

*  Incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FRONTIER COMMUNICATIONS CORPORATION

Date: December 14, 2011	By:/s/ David R. Whitehouse
David R. Whitehouse
Senior Vice President and Treasurer